Mail Stop 4561

      December 2, 2005

Edward K. Zinser
Chief Financial Officer and
Executive Vice President
THQ Inc.
27001 Agoura Road
Calabasas Hills, CA 91301


	Re:	THQ Inc.
   Form 10-K for the Fiscal Year Ended
   March 31, 2005
		Filed June 10, 2005
		File No. 000-18813

Dear Mr. Zinser:

      We have reviewed your response to our letter dated September 15, 2005 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the fiscal year ended March 31, 2005

Note 2. Summary of Significant Accounting Policies

Software Development, page 62

1. Please refer to comment 5 in our letter dated September 15, 2005.
We have reviewed your response and note that you evaluate the contractual royalty rate because this is the rate at which an independent software developer recoups the milestone payments made before earning additional royalties. However, it remains unclear how this amortization method complies with paragraph 8 of SFAS 86. As a result, provide us with an analysis where you have used the contractual royalty rate to determine amortization expense for any of your products for each year presented as well as a comparison for the same products as if the ratio of current gross revenues to the total of current and anticipated future gross revenues was used to determine amortization.

Revenue Recognition, page 63

2. With regards to your response to our previous comment no. 7, please explain the following:
* You indicate that the wireless subscribers directly contract with the wireless carriers. Are you referring to the contracts for their phone services? Who does the customer contract with for the purchase of wireless games, ringtones and wallpapers?
* Describe the terms of the arrangements between the Company and the mobile carriers. Do the contracts stipulate the percentage breakdown for the transmission and content revenues for the wireless games, ringtones and wallpaper services?
* If the customer is not satisfied with the content, do they contact the Company or the wireless carriers?
* You indicate that the Company has limited credit risk because the wireless carriers bear the risk of collecting fees from their subscribers. If the subscribers do not pay the wireless carrier, does the Company still receive their portion of the fee for the content? If not, please explain how the Company determined they do not have credit risk.
* Tell us how and where you account for the costs of providing wireless games, ringtones and wallpapers to the wireless subscribers.





Form 10-Q for the quarterly period ended September 30, 2005

Item 4. Controls and Procedures, page 30

3. Your conclusion that your disclosure controls and procedures are effective "for ensuring that information required to be disclosed by us in the report that we file or submit under the Securities Exchange
Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms" is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires that the disclosure controls and procedures be designed to also ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer`s management as appropriate to allow timely decisions regarding required disclosure. Tell us how you plan to comply with the requirements under Rule 13a-15(e) of the Exchange Act.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Patrick Gilmore at (202) 551-3406 or me at
(202)
551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Edward K. Zinser
THQ Inc.
December 2, 2005
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